Snipp Interactive Inc. Closes $12.277 Million Bought Deal Financing

February 4, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MD -- Snipp Interactive Inc. (“Snipp” or the “Company”) is pleased to announce today that it has closed its bought deal private placement financing that was previously announced in a news release on January 14, 2015 (the “Underwritten Offering”).

The Underwritten Offering was comprised of 22,322,727 units (“Units”) at a price of C$0.55 per Unit for gross proceeds of C$12,277,500, which includes the full exercise by the underwriters of the over-allotment option (the "Over-Allotment Option"). Due to strong market demand, the size of the Over-Allotment Option was increased from C$4 million to C$4,275,000, being comprised of a total of 7,772,727 Units.

Each Unit consists of one common share in the Company ("Share") and one half of one share purchase warrant ("Warrant"). Each whole Warrant is exercisable for one Share at an exercise price of US$0.63 per Share for a period of 24 months after the closing date. The expiry date of the Warrants may be accelerated at the option of the Company if the closing trading price of the Shares is equal to or greater than C$1.20 for a period of 20 consecutive trading days.

A syndicate of underwriters led by Canaccord Genuity Corp. ("Canaccord") and including Clarus Securities Inc. (collectively with Canaccord, the “Underwriters”), acted as underwriters in connection with the Underwritten Offering. First Republic Capital Corporation ("First Republic") also participated as a member of the selling group. The Underwriters received a commission equal to 8% of the gross proceeds of the Underwritten Offering paid in cash. As additional consideration for their services, the Underwriters and First Republic were issued an aggregate of 1,785,818 broker warrants (each a “Broker Warrant”). Each Broker Warrant entitles the holder to acquire Units on the same terms as the Units in the Underwritten Offering for a period of 2 years from the closing date. In addition, Snipp has issued to Canaccord 661,591 Units as a corporate finance advisory fee.

All of the securities issued in connection with the Underwritten Offering are subject to a fourmonth hold period in accordance with applicable Canadian securities laws.

The net proceeds raised through the Underwritten Offering will be used for product development, marketing and general working capital purposes.

Atul Sabharwal, CEO of Snipp comments, "Closing of this bought deal financing is an important milestone in the development of Snipp. We are very pleased to have received such a strong showing of support from investors and we look forward to growing and expanding the business and providing further value to our shareholders."

About Snipp:

Snipp Interactive Inc. (www.snipp.com) builds cross-device shopper marketing solutions for brands to engage and interact with their customers. We provide a full spectrum of services including campaign conceptualization, rules and legal, design, execution, rewards provisioning and fulfillment. We have four main solution sets:

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Mobile Promotions and Contests: A turnkey contesting platform that provides a full range of mobile-based contests, from simple sweepstakes to instant win programs to tiered, multi-level games.

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Purchase Promotions / Receipt Processing: Snipp’s unique SnippCheck mobile receipt processing solution allows brands to execute customized purchase-based promotions. We support any qualification criteria, work across all retailers and all devices.

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Loyalty Programs: Snipp’s white-label loyalty engine allows clients to deploy anything from simple punch-card programs to sophisticated, full-fledged points-based loyalty programs with rewards stores attached.

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Augmented Reality and Apps: Snipp produces cutting edge augmented reality campaigns and apps for leading brands around the world.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal, CEO

Telephone: 415-595-7151

Email: atul@snipp.com

Investor Relations:

Jaisun Garcha, CFO

Telephone: 1-888-99-SNIPP

Email: investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.

This press release does not constitute and the subject matter hereof is not, an offer for sale or a solicitation of an offer to buy, in the United States or to any “U.S Person” (as such term is defined in Regulation S under the U.S. Securities Act of 1933, as amended (the “1933 Act”)) of any equity or other securities of Snipp. The securities of Snipp have not been registered under the 1933 Act and may not be offered or sold in the United States (or to a U.S. Person) absent registration under the 1933 Act or an applicable exemption from the registration requirements of the 1933 Act.

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN